SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of  JULY ,  2003.
                                          --------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date   July 30, 2003                       By  /s/ Nick DeMare
     --------------------                  -------------------------------------
                                           (Signature)



Nick DeMare, Director
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1 Print the name and title of the signing officer under his signature.


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7

                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com
                            TSX Venture Symbol: TM.V

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News Release                                                       July 30, 2003

                   TUMI RESOURCES CONTINUES TO FOCUS ON BEING
                            A PREMIER SILVER EXPLORER


Vancouver, Canada - Tumi Resources Limited (TSXv - TM.V) is pleased to announce that the Board of Directors has acted on Management's recommendations to focus its exploration efforts primarily on silver and approved the following restated Corporate Mission Statement:

"Tumi's Corporate Mission is to maximize long-term shareholder benefits and value by identifying exploration projects, predominantly silver projects, of high merit in such form and quantity and of such a grade or quality that they have reasonable prospects of low-cost economic extraction.

This strategy will allow the Company to build a solid economic foundation at today's silver prices and position shareholders to benefit significantly from an anticipated future rising curve in the price of silver.

The primary objective is to quickly complete exploration on a targeted project in order to confirm its prime silver potential and complete at least a preliminary feasibility study in order to reach mineral reserve status, as defined by National Instrument 43-101, by the most economic means and in the shortest possible time."

David Henstridge, Tumi's President and CEO, stated, "We are focusing on silver because in our view this metal is an undervalued asset. Stockpiles are disappearing and at very low levels. Tumi's first two significant silver project acquisitions located near Guadalajara, Mexico in the historic Jalisco silver belt has the Company well on its way to position itself as a junior premier and world-class silver explorer. With drill results at one of our first acquisitions confirming the open pit potential at the Cinco Minas project we have begun to achieve our restated Corporate objective approved by our Board. The Phase 1 work program at Cinco Minas was to drill-test a number of prospects along the 5 km long Cinco Minas epithermal vein with a focus on the open pit potential at the historic El Abra mine area that was mined in the 1920's. While Phase 1 drilling has been completed, work is ongoing with respect to an assessment of all the results and planning for the fall work program which we will announce in the coming weeks."

Tumi Resources Limited incorporated in British Columbia, Canada is a fully listed and reporting TSX Venture Exchange Tier 2 mining company and trades under symbol: "TM.V".

ON BEHALF OF THE BOARD

/s/ David Henstridge
---------------------------------
David Henstridge, President & CEO


Investor Information contact: Nick L. Nicolaas
                              Tel: (604) 657-4058
                              E-mail: NICOLAAS@ATTGLOBAL.NET

         The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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